UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-34842

G-Estate Liquidation Stores, Inc.

(Exact name of registrant as specified in its charter)

1926 South 67th Street Omaha, Nebraska 68106 (402) 691-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Explanatory Note:

The Common Stock is being cancelled pursuant to the Registrant’s plan of liquidation, which became effective November 15, 2017.

Approximate number of holders of record as of the certification or notice date:

Common Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, G-Estate Liquidation Stores, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 15, 2017	By:	/s/ Roger Glenn
	Name:	Roger Glenn
	Title:	Authorized Signatory